UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

Amendment No. 2 to Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

EXTREME NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	77-0430270
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3585 Monroe Street Santa Clara, California 95051	95051
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:       000-25711

Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights, par value $0.001

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 8-A/A is filed by Extreme Networks, Inc. to amend and restate Item 1 of the Form 8-A first filed by Extreme Networks with the Securities and Exchange Commission on May 14, 2001 and amended and restated on June 7, 2001.

On June 30, 2010, Extreme Networks and the Mellon Investor Services (the “Rights Agent”) entered into an amendment (“Amendment No. 1”) to a Rights Agreement, originally dated as of April 27, 2001. Amendment 1 is intended to help preserve under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the value of the net operating loss benefits and other deferred tax assets of Extreme Networks. Extreme Networks’ ability to use its net operating losses and other tax benefits would be substantially limited by Section 382 of the Code if an “ownership change” occurred – generally, a greater than 50 percentage point change in ownership of common stock by shareholders owning (or deemed to own under Section 382 of the Code) 5 percent or more of a corporation’s stock over a defined period of time. Extreme Networks’ Rights Agreement was amended to reduce the likelihood of an unintended “ownership change” occurring as a result of ordinary buying and selling of Extreme Networks’ common stock.

Among other things, Amendment No. 1 reduced the threshold at which a person or group becomes an “Acquiring Person” from 15% to 4.95% and expanded the concept of ownership to include shares indirectly and constructively owned under the tax rules governing ownership changes. Amendment No.1 provides for the following exceptions to triggering the plan: (i) existing 4.95% owners; (ii) persons or groups that exceed the 4.95% threshold because of a redemption by Extreme Networks that causes their percentage to increase; (iii) persons whose stock ownership the board of directors determines would not jeopardize Extreme Networks’ tax assets or is otherwise in the best interest of Extreme Networks; or (iv) persons who exceed the 4.95% threshold as a result of a transaction determined by the board of directors to be exempt. Certain of these exceptions apply only to the extent that a holder does not acquire an additional 0.5% of Extreme Networks’ stock. Amendment No.1 requires the board of directors to review the necessity of the 4.95% threshold annually.

Accordingly, Item 1 is hereby restated and amended as follows:

Item 1.	Description of Registrant’s Securities to be Registered

On April 26, 2001, the board of directors of Extreme Networks declared a dividend distribution of one Preferred Stock Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of common stock, par value $0.001, of Extreme Networks. The distribution was paid as of May 14, 2001 (the “Record Date”), to stockholders of record on that date. Each Right entitles the registered holder to purchase from Extreme Networks one one-thousandth of a share of Extreme Networks’ Series A Preferred Stock, $0.001 par value (the “Preferred Stock”), at a price of $150.00 per Right (the “Purchase Price”). The initial description and terms of the Rights were set forth in a Rights Agreement, dated as of April 27, 2001, between Extreme Networks and Mellon Investor Services (the “Rights Agent”). On June 30, 2010, Extreme Networks and the Rights Agent entered into an Amendment to Rights Agreement (“Amendment No. 1”) as further described below. The current description and terms of the Rights are set forth in the Rights Agreement, as amended (the “Rights Agreement”).

Until the earlier to occur of (i) the tenth day following the first date of public announcement by Extreme Networks or by a person or group of affiliated or associated persons (each an “Acquiring Person”), other than certain related persons or entities (each a “Related Person”) and certain exempt persons or entities (each an “Exempt Person”), that such an Acquiring Person has acquired, or obtained the right to acquire, without approval of the board of directors or good faith determination of the board of directors that such a person or group of affiliated or associated persons has inadvertently become an Acquiring Person, beneficial ownership of 4.95% or more (15% or more prior to Amendment No. 1) of Extreme Networks’ outstanding common stock (other than solely as a result of a reduction in the outstanding shares of the common stock of Extreme Networks) or such earlier date as a majority of the board of directors shall become aware of such acquisition of the common stock (the “Stock Acquisition Date”) (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) the tenth business day (subject to extension by the board of directors prior to the time a person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer by any person (other than by a Related Person), the consummation of which would result in the beneficial ownership of 4.95% or more (15% or more prior to

Amendment No. 1) of the outstanding common stock by such person, together with its affiliates and associates (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to all shares of common stock that are issued after the Record Date prior to the Distribution Date (or earlier redemption or expiration of the Rights), by certificates representing such shares of common stock together with the Summary of Rights attached thereto.

For purposes of the foregoing, each of the following is a Related Person: Extreme Networks or a Subsidiary of Extreme Networks, including, without limitation, in its fiduciary capacity, any employee benefit plan or employee stock plan of Extreme Networks or of any Subsidiary of Extreme Networks, or any Person, organized, appointed, established or holding common stock for or pursuant to the terms of any such plan or any Person funding other employee benefits for employees of Extreme Networks or any Subsidiary of Extreme Networks.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for common stock (including, without limitation, certificates issued upon transfer or exchange of common stock) after the Record Date, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of Extreme Networks’ common stock certificates, with or without the aforesaid legend or the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Extreme Networks’ common stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earlier of (i) ten years after the date of issuance, or April 27, 2011 or (ii) redemption or exchange by Extreme Networks.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of common stock is also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock Extreme Networks may issue (unless otherwise provided in the terms of such other series). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $3,750.00 or (b) 1,000 times the dividend declared on each share of common stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $150,000.00 per share, plus accrued dividends to the date of distribution whether or not earned or declared, or (b) an amount per share equal to 1,000 times the aggregate payment to be distributed per share of common stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares (in integral multiples of one one-thousandth) of Preferred Stock will be issuable; however, Extreme Networks may elect to distribute depository receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

In the event (i) any person becomes an Acquiring Person or (ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly, (1) consolidates with or merges into Extreme Networks or any of its subsidiaries or otherwise combines with Extreme Networks or any of its subsidiaries in a transaction in which Extreme Networks or such subsidiary is the continuing or surviving corporation of such merger or combination and the common stock of Extreme Networks remains outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of any other person or of Extreme Networks or cash or any other property, (2) transfers, in on one or more transactions, any assets to Extreme Networks or any of its subsidiaries in exchange for capital stock of Extreme Networks or any of its subsidiaries or for securities exercisable for or convertible into capital stock of Extreme Networks or any of its subsidiaries or otherwise obtains from Extreme Networks or any of its subsidiaries, with or without consideration, any capital stock of Extreme Networks or any of its subsidiaries or securities exercisable for or convertible into capital stock of Extreme Networks or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes to, from or with Extreme Networks or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to Extreme Networks or such subsidiary than Extreme Networks or such subsidiary would be able to obtain in arm’s-length negotiation with an unaffiliated third party, (4) receives any compensation from Extreme Networks or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with Extreme Networks’ (or its subsidiary’s) past practice, (5) receives the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage, or (6) engages in any transaction with Extreme Networks (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or know-how (or any other intellectual or industrial property rights recognized under any country’s intellectual property rights laws) which Extreme Networks (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the board of directors of Extreme Networks, or (iii) while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of Extreme Networks, or any merger or consolidation of Extreme Networks with any of its subsidiaries or any other transaction or transactions involving Extreme Networks or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of Extreme Networks or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person (such events are collectively referred to herein as the “Flip-In Events”), then, and in each such case, each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the then current Purchase Price, in lieu of one one-thousandth of a share of Preferred Stock per outstanding Right, that number of shares of common stock having a market value at the time of the transaction equal to the Purchase Price (as adjusted to the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event) divided by one-half the average of the daily closing prices per share of the common stock for the thirty consecutive trading days (“Current Market Price”) on the date of such Flip-In Event. Notwithstanding the foregoing, Rights held by the Acquiring Person or any Associate or Affiliate thereof or certain transferees will be null and void and no longer be transferable.

Extreme Networks may at its option substitute for a share of common stock issuable upon the exercise of Rights in accordance with the foregoing paragraph such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of common stock. In the event that insufficient shares of common stock are available to permit the exercise in full of the Rights in accordance with the foregoing paragraph, the board of directors shall, to the extent permitted by applicable law and any material agreements then in effect to which Extreme Networks is a party, (A) determine the excess (such excess, the “Spread”) of (1) the value of the shares of common stock issuable upon the exercise of a Right in accordance with this paragraph (the “Current Value”) over (2) the Purchase Price, and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing paragraph), make adequate provision to substitute for the shares of common stock issuable in accordance with this paragraph upon exercise of the Right and payment of the Purchase Price, (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of Extreme Networks (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of common stock, are deemed in good faith by the board of directors to have substantially the same value as the shares of common stock, (4) debt securities of Extreme Networks, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of common stock actually issued upon exercise of such

Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price); provided, however, that if Extreme Networks shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event, then Extreme Networks shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which Extreme Networks is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of common stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. Rights are not exercisable following the occurrence of the events set forth in the foregoing paragraph until the expiration of the period during which the Rights may be redeemed as described below.

Unless the Rights are earlier redeemed, in the event that following the first occurrence of a Flip-In Event, Extreme Networks were to be acquired in a merger or other business combination in which any shares of Extreme Networks’ common stock are exchanged or converted for other securities or assets (other than a merger or other business combination in which the voting power represented by Extreme Networks’ securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of Extreme Networks thereafter and the holders of such securities have not changed as a result of such transaction), or 50% or more of the assets or earning power of Extreme Networks and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions being collectively referred to herein as the “Flip-Over Events”), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (other than an Acquiring Person, or affiliates or associates thereof) will from and after such date have the right to receive, upon payment of the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

No fractional shares of common stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of common stock.

At any time until the occurrence of a Flip-In Event, the board of directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right. Immediately upon the action of the board of directors of Extreme Networks authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any Person (other than a Related Person), together with all Affiliates and Associates, becomes the Beneficial Owner of more than 50% of the common stock outstanding, the board of directors of Extreme Networks may, at its option, exchange all or any portion of the outstanding Rights (other than Rights held by any Acquiring Person which have become void) for shares of common stock on a pro rata basis, at an exchange ratio of one share of common stock or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of Extreme Networks’ Preferred Stock having equivalent rights, preferences and privileges) per Right. Immediately upon the ordering of such exchange and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive shares of common stock or common stock equivalents pursuant to the exchange. In the event there are insufficient shares of common stock issued but not outstanding or authorized but unissued to permit any exchange of Rights, Extreme Networks shall take all actions necessary to authorize additional shares.

Until the Rights become nonredeemable Extreme Networks may, except with respect to the redemption price of the Rights, amend the Rights Agreement in any manner. After the Rights become nonredeemable, Extreme Networks may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, or to shorten or lengthen any time period under the Rights Agreement, or to arrange or supplement the provisions thereunder in any manner which Extreme Networks may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its affiliates or associates) or cause the Rights to again be redeemable or the Agreement to again be freely amendable.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of Extreme Networks, including, without limitation, the right to vote or to receive dividends.

The issuance of the Rights is not taxable to Extreme Networks or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade Extreme Networks’ shares of common stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire Extreme Networks on terms not approved by Extreme Networks’ board of directors. However, the Rights should not interfere with any merger or other business combination approved by the board of directors.

On June 30, 2010, Extreme Networks and the Rights Agent entered into an Amendment to Rights Agreement, which is intended to help preserve under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the value of the net operating loss benefits and other deferred tax assets of Extreme Networks. Extreme Networks’ ability to use its net operating losses and other tax benefits would be substantially limited by Section 382 of the Code if an “ownership change” occurred – generally, a greater than 50 percentage point change in ownership of common stock by shareholders owning (or deemed to own under Section 382 of the Code) 5 percent or more of a corporation’s stock over a defined period of time. Extreme Networks’ Rights Agreement was amended to reduce the likelihood of an unintended “ownership change” occurring as a result of ordinary buying and selling of Extreme Networks’ common stock.

Among other things, Amendment No.1 reduced the threshold at which a person or group becomes an “Acquiring Person” from 15% to 4.95% and expanded the concept of ownership to include shares indirectly and constructively owned under the tax rules governing ownership changes. Amendment No.1 provides for the following exceptions to triggering the plan: (i) existing 4.95% owners; (ii) persons or groups that exceed the 4.95% threshold because of a redemption by Extreme Networks that causes their percentage to increase; (iii) persons whose stock ownership the board of directors of Extreme Networks determines would not jeopardize Extreme Networks’ tax assets or is otherwise in the best interest of Extreme Networks; or (iv) persons who exceed the 4.95% threshold as a result of a transaction determined by the board of directors of Extreme Networks to be exempt. Certain of these exceptions apply only to the extent the buyer does not acquire an additional 0.5% of Extreme Networks’ stock. Amendment No.1 requires the board of directors to review the necessity of the 4.95% threshold annually.

The form of Rights Agreement, dated as of April 27, 2001, between Extreme Networks and the Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) and the Amendment to Rights Agreement, dated as of June 30, 2010, between Extreme Networks and the Rights Agent, are attached hereto as Exhibit 4.2 and Exhibit 4.3, respectively, and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description

4.2	Rights Agreement, dated April 27, 2001, between Extreme Networks, Inc. and Mellon Investor Services LLC., filed as Exhibit 4.2 to Extreme Networks, Inc.’s Report on Form 8-K/A filed June 7, 2001, is incorporated herein by reference.

4.3	Amendment to Rights Agreement, dated June 30, 2010, between Extreme Networks, Inc. and Mellon Investor Services LLC., filed as Exhibit 4.3 to Extreme Networks, Inc.’s Report on Form 8-K filed July 1, 2010, is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 1, 2010

EXTREME NETWORKS, INC.

By:	/s/ Bob L. Corey
Bob L. Corey Executive Vice President and Chief Financial Officer and Acting President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

4.2	Rights Agreement, dated April 27, 2001, between Extreme Networks, Inc. and Mellon Investor Services LLC., filed as Exhibit 4.2 to Extreme Networks, Inc.’s Report on Form 8-K/A filed June 7, 2001, is incorporated herein by reference.

4.3	Amendment to Rights Agreement, dated June 30, 2010, between Extreme Networks, Inc. and Mellon Investor Services LLC., filed as Exhibit 4.3 to Extreme Networks, Inc.’s Report on Form 8-K filed July 1, 2010, is incorporated herein by reference.